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                             August 24, 2022

       Weiming Cui
       Chief Financial Officer, Secretary and Director
       Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
       No.3205-3209, South Building , No.3,
       Intelligence Industrial Park , No.39 Hulan West Road ,
       Baoshan District, Shanghai , China

                                                        Re: Liaoning Shuiyun
Qinghe Rice Industry Co., Ltd.
                                                            Form 10-K for the
Fiscal Year Ended April 30, 2022
                                                            File No. 000-30432

       Dear Weiming Cui:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended April 30, 2022

       Business, page 1

   1. Given that your principal executive office is located in China, you should provide specific and prominent
disclosures about the legal and operational risks associated with having business in this
location, consistent with the guidance in our Sample Letter to China-
                                                        Based Companies, which
was posted to our website on December 20, 2021. You may
                                                        view the Sample Letter
at the following internet address:


https://www.sec.gov/corpfin/sample-letter-china-based-companies

                                                        Please position
disclosures made in response to all applicable comments in the forepart of the periodic report,
without regard to the sectional headings utilized in the Sample Letter and notwithstanding the
exemption from risk factor disclosures for smaller reporting companies. However, a
discussion of whether your auditor is subject to the determinations announced by the PCAOB
on December 16, 2021, and how the Holding Foreign
                                                        Companies Accountable
Act and related regulations may affect your company, should be
 Weiming Cui
Liaoning Shuiyun Qinghe Rice Industry Co., Ltd.
August 24, 2022
Page 2
         provided adjacent to the cover page or in advance of the other disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Shih-Kuei Chen at 202-551-7664 or Brigitte Lippmann at 202-551-3713 with any other questions.



FirstName LastNameWeiming Cui                       Sincerely,
Comapany NameLiaoning Shuiyun Qinghe Rice Industry Co., Ltd.
                                                    Division of Corporation
Finance
August 24, 2022 Page 2                              Office of Real Estate &
Construction
FirstName LastName